VirZOOM

VR Fitness Solutions: The future of fitness

Technology Social Impact Wearables Health and Fitness Virtual Reality

VIRZOOM.COM MASSACHUSETTS MASSACHUSETTS





We're turning stationary bikes into something gym goers actually use. VZfit, our third-gen product, turns any bike into VR fitness fun in 5 minutes. Over the last 3 years, we proved VR-equipped bikes motivate riders to come back to the gym, increasing gym retention rates and profit margins. Now, we're selling our tech directly to gyms through... more

Eric Janszen Co-founder and CEO @ VirZOOM

Why you may want to support us...

1. Harnessed the power of VR motivate exercise to help thousands of consumers to get the cardio they need.
2. The VirZOOM development team, was behind the success of Guitar Hero, Rock Band, and Dance Central
3. Since June 2016 shipped over 6,000 units of 1st and 2nd generation consumer product and accounts.
4. Installed VirZOOM Commercial Kiosk demo systems at locations in the US, China, Japan, Russia, Australia, Brazil, Turkey, Barcelona and more
5. Sold 130 units in the first 30 days of VZfit Sensor Kit
6. For VZfit Sensor Kit, Cost of Customer Acquisition estimated at $15 and Customer LTV estimated $250.
7. $9.3M in funding raised to date.

Why investors ❤ us

WE'VE RAISED $10,757,443 SINCE OUR FOUNDING



I first invested VirZOOM in 2015 because the early product changed my life. We all know we need to get more exercise and it can seem so hard to make that happen. VirZOOM lets me tuck in a sweat-drenching workout at home, on a cold rainy night or in the middle of a busy remote work day, with two minutes of prep. I don't even realize I'm working hard, it's just fun and interesting. During the pandemic it's also been a lifesaving way to get—virtually—out of the apartment. Many people will continue to work out at home now that they've sorted out how to do it, saving gym bills and travel time.

Other reasons I've continued to invest since 2015: 1) Huge market. It appeals to everyone

... *read more*

James Bradley VirZOOM investor, brand and communications advisor, entrepreneur, and World Cup paraglider pilot.

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $458,000 PREVIOUSLY



To VirZoom become more successful.

Muzammil Iqbal



I think I just got this deal over $250,000!

Eric S. Silverman

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Anthony Lorusso
Director of Hardware Engineering
Former Program Manager at Bluefin Robotics, BAE Systems, and Analog Services
in



Rob Kay
Lead Game Designer
Immersive Game Designer for 14 years, Lead Designer of Guitar Hero & Rock Band, Specializes in VR
in



Jason Warburg
VP of Production and Operations
Senior software development manager, proficient in project management methodologies and software
in



Peter Macdonald
Art Director



Henrik Holmdahl
Software Engineering Director



Bryn Bennett
Senior Software Engineer
Worked at some of the best game companies in the industry: Irrational Games, Harmonix Music Systems



Eric Janszen
Co-founder and CEO
Previously Founder and President of iTulip; Managing Director of seed investment firm with 6 exits



Sonny Tahiliani
Board of Directors
Head of Capital Investment, North America (Venture Capital, Real Assets)



Eric Malafeew
Co-founder and CTO
20+ years in the videogame industry, Technical Director / Lead Systems programmer at Harmonix



Ben de la Cretaz
Consulting CFO



Robert Collins

Fiona Russell

In the news

Interactive, Immersive, Virtual Reality Fitness

Say "goodbye" to your boring workout! VZfit enables you to move freely through VR worlds in a fun and exciting immersive exercise experience. Pull on your headset and hop on your stationary bike to cycle around the globe, or go bike-free and workout virtually with your friends—using 10 million miles of Google Street View to travel to some of the most breathtaking places on Earth.


From the Creative Minds behind
Guitar Hero, Rock Band, and Dance Central
40M Units
$2B
18M Units
$1B
2.5M Units
$50M

Facebook bet on us to provide a **unique** exercise offering.


Now Integrated with
Facebook's Oculus Quest
VIRZOOM
oculus
facebook
Launching in Q1 2021 to millions of users on the highly curated Oculus Quest store, VZfit for Oculus Quest will be the complete fitness solution that combines dynamic body movements with the power of Google Street View in VR. Experience beautiful places and explore the world while getting fit!

In partnership with Facebook, we're launching a new standing mode for VZFit. This new technology requires NO third-party hardware, and puts us front and center in the Oculus store—increasing our Total Available Market size by 200X and our discoverability by 10X. Consumers can now experience our tried and true bike mode, or explore the world on foot!





We're back for another round! And growing faster than ever...

In 2018, we launched VirZOOM on WeFunder.

Since then, over 6,000 customers have created VZfit.com accounts, we've received countless rave reviews on Amazon, and our patented VR tech and fun fitness forward approach to design has caught the attention of Facebook.



Chris ★★★★★
Fun cycling indoor
Reviewed August 26, 2019
Verified Purchase
Who could have thought that doing an exercise bike has so much fun! Although the explorer graphics are not that great but overall still looks fine and I believe they are finding ways to improve it. Their customer supports were great. Fast response when I have issues in logging in. Worth the experience.
6 people found this helpful

Charlie Girl ★★★★★
Loss that weight and have fun
ReviewedSeptember 13, 2019
Verified Purchase
Working out on a stationary bike is now NOT BORING anymore. Great concept and love using it with my VR headset. If you have any problem with download app, Teck support will help you out in getting up and running.
4 people found this helpful

sherwood01 ★★★★★

Works great with my Oculus Go, with excellent customer support

Reviewed September 18, 2019

Verified Purchase

Been waiting for the release of their VZfit ever since I first read about it late last year. Initially held off buying back in March when I first saw it was released due to the extra monthly cost of the license fee. They made adjustments to that, lowering the monthly fee AND offering a free tier option as well, and as soon as I saw that, I bought immediately.

10 people found this helpful

Today, we're back for another round...We've proven the market, secured a game-changing Oculus Quest partnership, and we want you along for the ride!



6K+ accounts in 42 countries
90% trial-to-paid conversion rate
Patented VR technology
Exercisers ride an VZFit an average of 1.5x longer vs. traditional bikes
3,000+ units sold and $1.2M generated

Why **VZfit**?

> *"VZFit...is like a next-gen, immersive version of Peloton."*
>
> \- Evening Standard.

There's a surging need for home fitness solutions right now, as consumers are eager to avoid highly trafficked gym environments. However, working out at home presents unique challenges—in particular, it can be difficult to self-motivate and stay interested.

It's Hard to Stay Motivated During Home Workouts

VZfit changes that by combining the addictive fun of VR game play with an immersive, full-body workout experience. The result? People workout for longer, more days per week.

- Interactive

Platform for infinitely varied immersive fitness content and VR gaming.

- Space-saving

Can be used for body weight workouts or combined with fitness equipment like bikes and ellipticals.

- Affordable

A lower price point than other market solutions.

- Experiential

VZFit creates a sense of place and enables virtual tourism through 10 million miles of Google Streetview roads.

Backed by **Science**

VZFit harnesses the power of enjoyment-motivated exercise to keep users engaged, and it's backed by proven science.

> *"In a controlled experiment with 24 volunteers on exercise bikes, experiencing* ***VR with music*** *raised perceived enjoyment by* ***26.4%****, compared with a control condition of no VR or music. And the VR combined with music raised enjoyment by* ***17.5%*** *when compared to music on its own."*
>
> \- Brunel-Exeter Research Study - 2020

We are the **Next Evolution** of **Fitness**

VZFit is the next evolution of both fitness and virtual reality. We have created the future, and consumers love it.


The Evolution of VR
2016
Oculus Rift
2017
GearVR
2019
Oculus
Quest/Go
202X
Oculus
Google
Apple


The Evolution of VZfit
VZFIT
2016
Gen1 VZfit
2019
Gen2 VZfit
2020
Gen3 VZfit
2021
Gen4 VZfit


The Evolution of Fitness
1970s
Lifecycle
2000s
Expresso
2010s
Peloton
2020s
VZfit

Our competitive **advantage**

Our patented VZfit technology answers an untapped market need, and our partnership with Facebook gives us a significant competitive advantage. Here's how we compare:

Competition


VIRZOOM
HOLODIA
iFIT
ZWIFT
FIGHT CAMP
PELOTON
ECHELON
TONAL
TECHNOGYM
MIRROR
NordicTrack
Engagement
Gamification, variety, community, and immersion

Our **Business Model**

We've created a robust business model and proven that it works. Here's a breakdown of our revenue channels:

- Freemium

7-Day Free Trial

- Includes all premium features
- Demo rides after free period

- Premium

$9.95 / month | $99.95 / year

- Full access to VZ Explorer & Play
- AI Trainer & Realtime Multiplayer
- Create & Share Rides, and more

- +1M Installs

3rd Party Developer Platform

- 3rd party developers create apps for sale in the VZfit
- Expands appeal to VirZoom users and increases revenue

The **Market Opportunity**

Interactive fitness is in high demand, VR even more so, and our recent move to the Facebook storefront has increased our Total Available Market (TAM) size by 200X. Here's where we fit into the market:



2020
2024
300 Million
350 Million
Compatible Fitness Equipment
4 Million
75 Million
Compatible VR Headsets & Viewers for XR Mobile
(Disclaimer: Projections are not guaranteed.)

We're growing **fast!**



TECH IT OUT!
TODAY
"I never want to get off this bike."

Recommend adding this interview from Forbes.


How Guitar Hero's chief architect is using VR to make fitnes...
Watch later
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John Koetsier
Eric Malafeew

Our recent Facebook partnership puts us on track for exponential future growth by giving us direct access to a massive consumer audience (anyone with an Oculus Quest!). This boils down to a 200x larger user base.


VirZOOM Pro Forma Financial Model 2020 - 2024
MRR
Expenses
Net Gain/Loss
ARR
MRR, Expenses, and Net Gain/Loss (monthly)
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
-$500,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
-$5,000,000

*Please note these are projections only and are not guaranteed.

What's **next**?

With the funds we raise through this campaign, we plan to continue to scale our B2C focus while growing towards cash flow neutral optionality and providing a runway for our Series A round.

We'll also be finalizing the development of the VZfit Freestyle. This will work in several exercise modes with an Oculus headset and controller but without an in-home bike set-up or any other 3rd party hardware.

- Increasing marketing spend to grow new account revenues.
- Proving CAC/CLV, IRR, and NPV scalability
- Prepping the runway to close $5M to $7M in series A
- Developing the VZFit Freestyle (to be used with an Oculus headset and controller, but no bike)

Will you take the ride with us?

Invest in VZFIT

Investor Q&A

– COLLAPSE ALL

What does your company do?

We're turning stationary bikes into something gym goers actually use. VZfit, our third-gen product, turns any bike into VR fitness fun in 5 minutes. Over the last 3 years, we proved VR-equipped bikes motivate riders to come back to the gym, increasing gym retention rates and profit margins. Now, we're selling our tech directly to gyms through Life Fitness, the world's largest commercial fitness equipment manufacturer, which has resulted in 50 VZfits sold worldwide – all before official launch.

Where will your company be in 5 years?

We employ VR to solve a very old and very large customer problem: motivating the masses to get the cardio they need. And, the VZfit is a win all around: we help Acer sell VR headsets, Intel sell NUCs, Life Fitness sell bikes, and gyms retain members. Users don't have to buy or set up expensive VR systems. All the pieces are in place for us to scale VZfit into every fitness center health club, higher education, real estate, and corporate customers around the world.

What is VirZOOM?

We invented a new kind of exercise that takes place in virtual reality. We use the ubiquitous stationary bike as the universal controller for this exercise. You're seated safely, your hands are on the handlebars, and you're pedaling. It turns out to be the ideal platform for exercise with VR. You are moving through virtual worlds by pedaling forwards and backwards, and you're steering by leaning. This extremely simple concept allows for an infinite variety of different kinds of outdoor activities to be done while indoors but in virtual reality. The range of things that you can do is only limited by the imagination of the creators. In our case, we have our own AAA development team that's created our programs. Our games range from real-world activities, like riding a bike in VR, to fantastical things, like flying a Pegasus through the air or engaging in a multi-player tank battle with players all over the world in real time. Because the range of things you can do is so broad, we have the potential to reach an enormous audience of consumers.

What's the physical product here?

We're launching a brand new product called VZfit. VZfit is comprised of a complete Virtual Reality system built into a display, with the VR headset and our content included. It shows up at your facility, health club, hotel, or any other kind of commercial site, and you open the box, take it out, and put it together. Then, you plug it in and turn it on. It's designed to be completely easy for anyone to put together in five minutes, and after that, it's an online product.
It can be plugged into any kind of bike; – spin, recumbent, upright – whatever. You add the VZ Sensor, which is a small package of firmware and hardware that communicates motion to our games, and a button which communicates controls to the game. It also has a security dongle that licenses that bike to have access to our content.

Who are you selling to right now?

We have a partnership with Life Fitness, the largest commercial fitness equipment company in the world. Through them and through the different vertical market organizations, we're selling into commercial gyms, health clubs from Singapore to Melbourne to all over the United States. We're also selling to hotels, like the Four Seasons Istanbul, and higher educational facilities, such as the University of Alaska. Our target customer is pretty much anywhere you can think of where there's a commercial application, a fitness room with bikes in it. Recently we were asked for a quotation from the Pentagon Athletic Center, and that's a deal that Life Fitness brought to us. It's pretty significant because it's not just an athletic club for people that work in the Pentagon. It's also the showcase for the Department of Defense, and all the branches of the military come through there and see what's new and what they might want to think about adopting. That's our first sell into different vertical markets that Life Fitness operates in. They're a division of Brunswick and make $1B a year. The regular markets that we're most engaged with are now the Pentagon, health clubs, and education. We have a particularly good amount of traction with YMCA in the U.S. I'm beginning to make some inquiry about cruises and hospitality. All these markets are either being developed or are in the process of getting developed.

How is the partnership with Life Fitness structured?

We started our partnership with them in the middle of 2016. They were looking for technology to help differentiate them from their competitors, like Precor and Johnson Matrix, and all these other giant companies. They're all battling for market share in health clubs and all these other verticals I've mentioned. So, Life Fitness evaluated our technology. They tested our product for about six months. We started a pilot program with them in January of 2017.
As we progressed, we negotiated a co-sale and revenue share agreement with them. Finally, we closed in October of 2017, and I first installed in November 2017. This VZfit product that we just launched is the product that has evolved to meet all the requirements for that application. It's the result of all the feedback that we got from those initial sites. We started off selling direct to consumer, but we knew that ultimately, we wanted to be a commercial company, selling B2B, to commercial operators like YMCA. To get there, you need a partner like Life Fitness. To get a partner like Life Fitness, you have to prove that this new concept of motivating people to move in virtual reality works. You go to Amazon and read the reviews, and you can see how consumers responded to the consumer version of our product. We've collected telemetry. You take all this evidence, bring it to Life Fitness, and tell them this product works, we'd like to create a commercial version of this and sell it, and have a partnership with you. We don't want to be in the bike business and fitness equipment business; that's really not what we're good at. We're only a content company, so let's partner. You build the bikes, we build the content, and together we'll go after this market. In order to get there, we had to prove that the product works. We did it with our little folding bike that was actually made in China and also a Sony factory in Mexico. We sold about 2,000 of those, since the middle of 2016. We were shipping that product at the same time we were starting our partnership with Life Fitness. We had to move those along in a parallel way. That's why we started off on the consumer side.

How did you get the idea for the company, start working on it, and get to where you are today?

I'm here in Boston and I'm a bike rider. I love bikes, everything on two wheels. Like everybody else, I was stuck riding boring, stationary bikes in winter. This idea of using VR to bring the outdoors indoors came to me way back in the early 1980's when I was at Stratus Computer. I've been waiting for the technology to catch up ever since. The genesis of the company was actually a member of my investor group who came to me in December 2013 asking what I thought of Oculus Rift. I didn't really know anything about Oculus Rift, so he filled me in. I did a little bit of homework on it, and long story short, I got together with my good friend, Eric. He was chief architect on Guitar Hero, Rock Band, and Dance Central. These are extremely successful game titles that were comprised of an unusual kind of controller. Guitar Hero, of course, was comprised of a guitar, and was later expanded to Rock Band, with an entire set of instruments. It just occurred to me that he'd be the perfect guy to help me turn a bike into a controller for a new kind of game for exercise. He'd also worked on some exercise-related games when he was at Harmonic Systems. Dance Central was one of them. He also had some experience with physical applications and gaming applications. He's a good friend and was a good guy to partner with on this. We built the first prototype in the early part of 2014 and decided he'd work on the prototyping and the patents while I worked on the business planning and raising money. We launched the company in February of 2015. He coordinated the team and we raised our first $1.8 million in April 2015.

What has the journey been since then?

Our journey has been fairly linear. We've just been growing, learning more and more about the application. Unfortunately, the VR industry, in general, was not particularly well-focused. The entire industry was fixated on video games and video game consumers. However, the reality is that video games and VR are worse in every way that's important to gamers, especially in performance. It takes six times the horsepower to deliver VR as it does a standard video game. So, developers had to reduce the graphics quality and make a bunch of other compromises, which most video game consumers really didn't like.Also, nobody really knew how to develop a video game in VR. You can't take a non-VR video game and make it into a VR video game. It's a new kind of thing entirely. We knew that was going to be the case going into it. That’s why, at the very beginning, we set up a process of game development where we put out a new game every two weeks. We had alpha sites already up and running by July 2015, reiterating for nine months before we actually started shipping any product. The VR industry as a whole has not been exactly the wind under our wings, but because we have successfully solved the customer problem with VR, the partners who've supported us are extremely loyal because we brought them a lot of success. Acer, for example, very early on in our relationship with them, was one of the few that understood that gaming was not a long focus for the VR systems. They focused on commercial. Within the commercial industry, an application specifically in fitness was the largest opportunity. When you see the announcement that comes out, it's only Acer and Microsoft and VirZOOM on the front. There’s nobody else there. We prevailed with our belief that there's a solution to be created with VR and fitness.

You mentioned VZfit being rolled out. When is that happening?

Now. We actually did an internal soft launch two weeks ago to our partners. We've done some installs with Life Fitness, Intel, and a bunch of other partners of ours with VZfit systems. You can read about the soft launch on our website. The public launch happens at the end of August.

What products have you rolled out over the last three years?

This is the third generation. The first generation was a bike made in China that had our technology built into it. You could buy it off Amazon or directly from us. It was for people who already had a VR device, like an Oculus Rift, an HTC Vive, or a Sony PS. You'd buy the bike and put it together, then take a little Bluetooth dongle and put it in a PC or console and download the game and set up an account. That was what we had available to learn how to make this kind of product successful.The next step was the commercial realm. That product was a bit more turnkey. We were shipping an Acer PC with an Acer Windows Mixed Reality headset already set up, so there's an image, and you are actually taking a module and plugging it into the bike and assembling this package of a PC and headset together with a bike. There were about three pages of single-spaced instructions on how to set that up. That was our first-gen product into the commercial realm. Now, this product we're shipping now, the third generation, is based on the new product from Intel called the NUC Hades Canyon. It's a result of a partnership between Advanced Micro Devices and Intel. It revolutionized our product by making it possible for us to take this tiny form factor PC that you can fit in your hand, and have it run on content until you build it into the back of a display and make it a turnkey product.

So, you are now solely focused on the VZfit?

That is correct. We still have some inventory of VZ bikes, which are gradually selling through Amazon. We've already discontinued the first generation commercial bikes. We are now in the process of updating the software on all of them, and then we'll update the hardware as well.

What are your price points and margins?

The U.S. commercial price for a VZfit system is $2,995, plus a $1,000 annual membership. The membership includes access to our content, remote maintenance, and support.
It costs us about $1,500 to make a VZfit today, just buying it retail. We're in conversations with Intel about buying it in other ways to reduce those costs, but being conservative from the standpoint of our expense forecast and the cost-to-goods basis, we use the number $1,500.

How could the cost be reduced?

The first step is to develop a partnership with Intel where they're supplying the NUC, which is the most expensive part of that $1,500. The next stage is for Acer to license the NUC as a circuit board and build it into their own display and sell that as a package. Then it'll get the cost of this down, well below $1,000. That happens sometime next year. Then we're just licensing technology and collecting return revenue. We expect that within a year, we'll be a backyard business of licensing technology to Acer, and Acer will be acting as the manufacturer and distributor.

Do you have estimates for how many years per bike you'll be able to earn from customers?

We've modeled five years for a bike. That is what we believe is reasonable.
The content is frequently updated to keep you from getting bored with it. Down the road, if we don't get bought by a fitness equipment company, we'll bring in capital to continue to operate at the next stage of our development. Then we become a platform for a third party to contact. We have a software development kit (SDK), which allows third parties to create content for VirZOOM. If we can get 1,000 VZfits out in the first year, we'll have $1 million of recurring revenue, which we can use as leverage to revenue share with third-party content creators. In our first year, I'd say we could afford to bring on five, and then the second year 50, the third year 500, and so on. Then it becomes a platform with third-party content, which makes it even more compelling, and theoretically, would draw out the length of time that any consumer would want to continue to use the product because there will be so much content. We'll basically be a store for content that just continues to grow.

I'm a potential customer. Why should I buy this expensive subscription for my gym? What's the added value that it's going to bring my members?

There are different ROIs for different types of customers. For example, for the YMCA in Cupertino, there's a six month ROI if they can attract 14 incremental annual memberships. We sit down with the customer and go over it. I have a little spreadsheet I show them, and we just pound out the numbers. They can either convince themselves that's the case or not. At this stage, the important thing is to have reference accounts so that a YMCA in Minneapolis could call and say, "Hey, what kind of retention are you getting?" Cupertino tells us that the reason it works well for them is not for new memberships, but for new family memberships. The YMCA facilities like to operate as family-oriented health clubs. They want the $80 a month family memberships. That's how we model the incremental memberships in the ROI to those guys. They'll say that VirZOOM is the thing that young people go to the YMCA to do. The parents want the kids to go, and the kids don't wanna go, except for their VirZOOM. So, it can be challenging on the weekdays, but on weekends, I have a waiting line. They have a waiting list for using VirZOOM at the Y. One of the things that we're still developing is our vertical market strategy going forward with Life Fitness, taking what we've learned since November of last year, and putting that into a strategy. One of those, of course, is to go after YMCA with this kind of an ROI. Corporate Wellness, which is the largest shared office space company in the world, came to us earlier this week and said they want to try the product as a wellness platform for all their sites. That's 210 sites, which is about a 1,600 unit opportunity for us. If it works, then we replicate that and do other corporate wellness applications. Of course, that's a different ROI. What corporations often do is get their employees to actually use fitness equipment or do something that they'll stick with that's exercise. Now, if you have a fitness facility so close on campus, you're really asking a lot of your employees to kind of suit up and devote an hour to use it, whereas they can jump on a VirZOOM for 10 minutes a couple times a day that's on the floor in the rec room. It's convenient and fun. The data that we're collecting gets fed into their corporate wellness program applications and helps reduce the company's health costs. The ROI is different in the corporations, but every one of these vertical markets I'm discussing with you has its own ROI.

What data have you collected?

We are data freaks. We've collected telemetry since the first day we ever shipped products. That's where we come up with our numbers. On average, our customers use our product for 38 minutes per session, 3.25 times a week. If you go to the VirZOOM page on the Y Fitness website, they'll tell you that's three times the average of what they experience from their own data collection. We also have independent data that measures how effective VirZOOM is. it tells us tons of circumstantial stories. You can read the reviews on Amazon, but we also have hard data. We've invented a new form of exercise that takes place in VR. It can be played competitively, and then we call it vSports. We launched the concept of vSports at Canaan Ranch with AMD, Life Fitness, and Fitbit. We had 60 members of the press come in and compete on a VirZOOM for a couple of hours. We got a lot of coverage and proved the concept that you could create an event. In this case, the event was the launch of the concept, vSports itself because we wanted to cement that name in the Google history books. We also wanted the concept that is ultimately going to cause VirZOOM to be a very large business. It mimics the requirement for us to continuously build new contacts. It's a direction of rapid growth for us, running virtual tournaments. For example, with YMCA, one of our conversations about Life Fitness is Intel providing CD NUCs in order for us to feed a bunch of YMCA simply by making sales, to prove this concept of teams that are regional. It's like a Philly team and a Boston team operating and continuing in a U.S. league and then in an international league. This is a way to engage users in a very different way than just simply getting on and trying to meet their own goals or competing with an AI bicycle. It actually can be with somebody else. So, head-to-head competition, two people side-by-side with each other, competing in virtual reality right now, that's part of our system.

Are other VR companies trying to get into this space as well?

Our main competitor took a really different approach to the market than we did. They developed a relationship with a fitness equipment manufacturer and then began trying to sell direct to gyms. It was a very, very expensive product. It was like 20,000 euros. The challenge with that, of course, is that you can't just knock on the door of a gym and find your way in, except for some very small ones. Even us, we couldn't get into an Anytime Fitness or a Planet Fitness on our own. You need to work your way up to corporate to demonstrate a product like ours in one of these locations. Life Fitness brings us in at the top and allows us to spread. Our competitor didn't take that approach. As a consequence, we don't see them that much, but they're out there. I think what they're going to do is focus on very high-end specialized applications, like hospital rehabilitation, where they can have a narrower focus than we need to have, and they can probably get funding around that.

What is a brief history of acquisitions in this space?

Peloton really stirred things up in the fitness equipment industry. In the past, the industry was very slow-moving and kind of anti-innovation. That is because historically, ownership has been set up between the franchisees and corporate owners of the franchise. For example, Anytime Fitness is set up as 51% owned by Anytime Fitness Corporate and 49% by the franchise. In their contract, they have to buy new equipment every four years, whether they like it or not, and it's really this rollover of equipment that drives industry. It's not a prescription for innovation because if you have to buy something new, whether you like it or not, it doesn't tend to motivate companies with investments in R&D. Along comes Peloton, with this idea of streaming content to deliver some real value to the consumer. You're a spin class consumer and you can enjoy getting yelled at, listening to techno in your own home at your own convenience versus having to go to a class. The value of that was $40 a month. As of a week ago, they're a $4 billion valuation. A pretty big idea, at least as far as Wall Street is concerned. The fitness equipment companies like Brunswick (Life Fitness' parent company) responded by firing their management team and bringing on new management. Life Fitness is relatively young and aggressive and more oriented around trying to build a dynamic R&D technology-focused businesses, but they don't really have the internal juice to do that. They've been particularly inquisitive. In 2016, Brunswick bought Cybex, a commercial and consumer fitness equipment manufacturer, for $195 million. They've purchased two other companies since then, and then brought in $400 million in cash. So, it's not outside the realm of possibility that it would make more sense for Life Fitness/Brunswick to acquire us than to continue this kind of partnership that we have today. They have their competitors like Johnson Matrix. Our launch in Berlin is actually going to be with Johnson Matrix and this other product with the shared office space company. We'll start to spread out beyond the Life Fitness partnership.

What issues have you had to address to make VZfit stand out in the market?

Our intellectual property and technology is really centered around how we move you through these virtual worlds without making you sick. One of the problems that virtual reality has is locomotion sickness. We've already addressed the problem and made the necessary adjustments. First of all, you're pedaling and controlling your avatar with your body. That has a huge impact on how much locomotion sickness you feel. If you are moving through a big virtual world, but you're sitting in one spot, holding a remote control in your hand, you're going to get sick because your inner ear doesn't understand why your body isn't moving. It turns out that when you're pedaling and your motion is proportionate to your pedaling, your brain rationalizes what's happening in the virtual world. You're in control of what's happening to you. It's like how people who get motion sickness when they're passengers but not when they're driving. The next problem we addressed is familiar to motorcycle riders. When they teach you how to ride a motorcycle, they tell you to look to where you're going to turn. It's how our brains are wired. If you look into a turn, your motorcycle goes that way. We've patented that in VR, so we control the way your head moves. We set your virtual gaze, and then your virtual body to imitate that, so your body's doing what you expect it to do. Building this kind of content for so long, we've learned what works and what doesn't.

Another problem we've addressed is sweat. People are like, "Oh, what about sweating into your headset? Is it uncomfortable to sweat into a headset? Is it unhygienic to share a headset that someone else has been using?" It's a real issue, and it's a problem that Acer is solving for us. They're making a new headset that comes in two parts. One that you wear, that's yours, and the part that's on the bike that you share. The part that's on the bike, of course, is the VR optics and electronics. You attach them in one second. You're not sharing anything with anybody that you don't want to, and that addresses the problem. After all the years we've put into development, we finally have a VZfit that strips away all of the market frictions that we had before. It's plug-and-play, self-contained, and hygienic with the new Acer headset. All the issues that people would have had with using VR in a public space are about to be solved together in about 30 days. Now, there is one final market friction left, which is price. We'll see the price of VR come down pretty drastically. It's been declining about 30% a year since 2015 when we launched. We expect that to continue. At about $1,900, VirZOOM starts to become a high-end consumer product.

So, once you can get the price down to $1,900, you can start selling direct to consumer again?

We'll start to see some meaningful volume. We signed Gym Source as a distributor a few weeks back. They're the largest distributor of fitness equipment in the United States. They operate mostly on the Eastern seaboard. They're currently only selling the product physically out of two locations. If you go to their website, you'll see it there. They're selling it for $4,000. They offer financing, which helps. The product is designed to be sold to a commercial setting. Gym Source sells 50% commercial, 50% consumer. We think most of their sales, for the first year or two, will be commercial. Then, as the price goes down and brand awareness grows, we'll start to see more sales on the consumer side.

Financials

VirZOOM has financial statements ending December 31 2019. Our cash in hand is $106,170, as of July 2020. Over the three months prior, revenues averaged $30,000/month, cost of goods sold has averaged $15,000/month, and operational expenses have averaged $150,000/month.

At a Glance

January 1 to December 31



$219,279 [21%]
Revenue



-$2,827,248
Net Loss



$305,000 [0%]
Short Term Debt



$1,210,528
Raised in 2019



$106,170
Cash on Hand
As of 07/20/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We employ VR to solve a very old and very large customer problem: motivating the masses to get the exercise they need. 150 million consumers spent over $50B on health club memberships worldwide. 67% of annual memberships are used six or fewer times. That's nearly $35B misspent yearly by consumers who are trying unsuccessful to solve their exercise motivation problem.

Our uniquely qualified team has over the previous five year invested over $10M and many thousands of person-hours to develop VR Fitness content, software, hardware, intellectual property, trade secrets, a committed user community of over 4,000 accounts to lead the next generation of interactive, in-home fitness products based on a new technology, virtual reality. Our unique and IP-protected VR motion controls underpin a uniquely engaging user experience that has been proven by scientific research to motivate a higher frequency and length of use than competitive non-VR and other VR-based fitness solutions can.

These unique advantages translate into extraordinary high SaaS business performance metrics, including a 93% average trail-to-paid conversion rate, 30-day retention of 87%, 60-day retention of 81%, 90-day retention of 69%, 120-day retention of 67%, and 1-year retention of 45%. Our CLV/CAC ratio is over 5 and CAC payback period is under 3 months.

With mature products and compelling unit and SaaS economics, it's time to increase spending on marketing to raise awareness and increase sales.

Milestones

VirZOOM, Inc. was incorporated in the State of Delaware in February 2015.

Since then, we have:

- April 2015: $1.8M initial seed funding closed, core team hired, and Cambridge, MA office occupied
- July 2015: B2C Gen1 product (Oculus Rift) Alpha test - September 2015: "Virtual Reality Exercise Games" patent application filed
- January 2016: B2C Gen1 (for Oculus Rift & HTC Vive) Beta test - June 2016: B2C Gen1 Commercial ship; Life Fitness tests B2B Gen1 - October 2016: B2C Gen1 (adds Sony PSVR) and Amazon vendor account
- January 2017: B2B Gen1 product (for HTC Vive) beta at Life Fitness beta sites, partnership announcement
- October 2017: Life Fitness Co-Sale & Revenue Share agreement signed
- October 2018: B2B Gen2 installs (for Intel NUC8 and WinMR) Life Fitness Co-Sale & Revenue Share amended - January 2019: B2C Gen2 (for Oculus Go) VZ Sensor hardware + subscription pricing introduced
- May 2019: B2C Gen2 (for Oculus Quest) launched
- May 2019: "Virtual Reality Exercise Games" patent allowance
- June 2019: XRHealth Resale Cooperation Agreement
- June 2019: B2C Gen2 on Amazon
- Q4 2019: Fall and winter season sales ramp 50% average monthly growth
- 2019: 1,000 VZfit accounts and $220k revenue
- April 2020: SaaS-only business transition (end hardware manufacturing and sales)
- January to June 2020: 3,000 accounts and $200k sales

Historical Results of Operations

Our company was organized in February 2015 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $219,279 compared to the year ended December 31, 2018, when the Company had revenues of $278,234

Assets. As of December 31, 2019, the Company had total assets of $183,922, including $49,586 in cash. As of December 31, 2018, the Company had $209,577 in total assets, including $7,977 in cash.

Net Loss. The Company has had net losses of $2,827,248 and net losses of $2,277,396 for the fiscal years ended December 31, 2019 and December 31, 2016, respectively.

Liabilities. The Company's liabilities totaled $1,944,837 for the fiscal year ended December 31, 2019 and $9,207,015 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been funded with with approximately $9.1m in equity which includes principal from converted notes. There is approximately $1.4m in Convertible Note principal outstanding in additional to $100k of shareholder debt.

As of March 2019, all of the principal and interest payable under our previously issued convertible notes were converted into shares of Series Seed Preferred Stock.

We currently have $130,000 committed to this Offering ahead of launch. If these commitments come through, we will reach our $100,000 minimum after launch. After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital. Should we hit our maximum of $545,000 our projected runway is 6 to 9 months before we need to raise further capital. In addition, on July 28, 2020 the Company was informed that venture capital firm Fitness Ventures was committed to investing a minimum of $250,000 in 2020 SAFE investment.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We currently have several potential sources of additional capital. However, there is no guarantee that these discussions will proceed to a close.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional guaranteed sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in the current economic and political environment, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

VirZOOM, Inc. cash in hand is $139,736, as of July 2020. Over the last three months, revenues have averaged $29,000/month, cost of goods sold has averaged $5,500/month, and operational expenses have averaged $140,000/month, for an average burn rate of $116,500 per month. Our intent is to be profitable in 18 months.

The Company has evaluated subsequent events through July 7, 2020, the date these financial statements were available to be issued. Subsequent to December 31, 2019, the Company raised an additional $345k for the 2019 NPA.

Also subsequent to December 31, 2019, holders of both sets of Short Term Notes agreed to amend their notes, adjusting $205,000 of principal, $201,690 in accrued interest into the 2019 NPA Convertible Note. Subsequent to the aforementioned amendment, $100,000 in principal remains short-term debt, accruing interest at the federal minimum rate adjusted monthly at year end starting January 1st 2020.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -1,289%

Gross Margin: 26%

Return on Assets: -1,537%

Earnings per Share: -$0.05

Revenue per Employee: $36,547

Cash to Assets: 27%

Revenue to Receivables: 583%

Debt Ratio: 166%

Virzoom Final Review 12.31.19.pdf

Virzoom Final FS - 12.31.17.pdf

Risks

1. VirZOOM is highly dependent on the success and commercialization of Virtual Reality (VR).
   While we believe we have proven the attractiveness of our VZfit product, our growth rate does rely on the consumer acceptance of VR as a whole.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

4. VirZOOM's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company.

   VirZOOM is not currently operationally break-even. The Company is funding its operations and R&D principally from the proceeds of previous financings, including the sale and issuance of our preferred
   stock, Convertible Notes and common stock pursuant to Regulation CF. As with any company that is not able to fund operations through our sales, there is a risk that VirZOOM is not able to secure additional or
   sufficient financing prior to becoming operationally break-even and would run out of cash.

5. If we fail to accurately forecast seasonal demand for VZfit systems, consistent with in-home fitness products and services generally, our results of operations for the entire fiscal year may be materially adversely affected.

   Historically, a high percentage of our consumer annual sales have been attributable to the fall and winter fitness equipment sales seasonality and holiday seasonality. As we continue to execute our plan to develop our B-to-C sales we will discover as yet unknown non-seasonality based demand factors. For example, if economic recession continues into Q4 2020 this may mitigate the positive demand factors that normally occur for seasonality reasons in the fall and winter months.

6. VZfit Explorer uses Google Streetview data that is currently publicly available. Google may in the future choose to discontinue its public availability policy, or decide to impose data use charges that are not
   economically viable for sales of VZfit Explorer, or make changes to the API that impact product performance and require significant time and development effort to correct. For these and other reasons, the product may be discontinued, and its contribution to revenues eliminated.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric Janszen	Co-Founder & CEO @ VirZOOM, Inc.	2015
Eric Malafeew	Co-Founder & CTO @ VirZOOM, Inc.	2015

Officers

OFFICER	TITLE	JOINED
Eric Janszen	Chairman	2015
Eric Malafeew	CTO	2015

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$281,745	SAFE
06/2020	$1,083,690	Convertible Note
03/2019	$928,783	Priced Round
10/2018	$2,109,250	Convertible Note
05/2017	$305,000	Loan
06/2017	$548,975	Priced Round
10/2017	$5,500,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/30/2020	$1,083,690	8.0%	20.0%	$16,000	01/31/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Michael Keplinger; Raj Pisupati	05/15/2017	$305,000	$100,498	26.0%	11/15/2017	Yes

Related Party Transactions

Name	Eric Janszen
Amount Invested	$205,000
Transaction type	Convertible Note
Issued	01/16/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$8,000,000
Relationship	CEO

Converted to shares of our series seed 2 preferred stock on March 8th, 2019.

Name	Eric Malafeew
Amount Invested	$45,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CTO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Eric Janszen
Amount Invested	$350,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CEO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Sunil Tahiliani
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	Former Board Director

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Use of Funds

$250,000	95% Operational and working capital: - Develop VZfit vertical market reference accounts and execute on global distribution partnerships - Finance production to fullfill VZfit commercial and VZfit sensor kit orders - Exapand VZFit Commercial Product Sales Staff - Market VZfit Sensor Kit 5% Wefunder Intermediary fee
$600,000	95% Operational and working capital, in addition to Minimum Fund Raise Use of Funds: - Close one or more additional distribution agreements in progress 5% Wefunder Intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 3 Preferred Stock	8,769,609	4,496,605	Yes
Series Seed 2 Preferred Stock	12,311,249	12,311,249	Yes
Series Seed 1 Preferred Stock	32,201,341	32,201,341	Yes
Common Stock	62,686,208	7,404,009	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.